UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2020

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: September 30, 2020	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Below is the English version of our TWSE MOPS filings on September 30, 2020.

SEQ_NO: 1

Date of announcement: 2020/09/30

Time of announcement: 17:39:13

Subject: Announcement on behalf of the subsidiary, SPIL (Cayman) Holding Limited, of disposal shares of Siliconware Electronics (Fujian) Co., Limited

Date of events: 2020/09/30

To which item it meets: paragraph 20

Statement:

1.	Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.):

Shares of Siliconware Electronics (Fujian) Co., Limited

2.	Date of occurrence of the event: 2020/09/30

3.	Amount, unit price, and total monetary amount of the transaction:

Transaction volume: 100% shares of Siliconware Electronics (Fujian) Co.,

Limited Unit price: N/A

Total monetary amount of the transaction: CNY$ 966,000 thousand (equals NT$ 4,152,371 thousand)

4.	Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Counterpart to the trade: Shenzhen Hiwin System Limited

Relationship to the Company: Not a related party

5.	Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.	Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): N/A

8.	Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition):

Expect disposal profit NT$ 812,415 thousands

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Term of payment: the 95% of monetary amount will be paid once the transaction is completed, and the rest 5% will be paid on the expiry of 3 months after the transaction is completed.

Restrictive covenants in the contract, and other important stipulations: None.

10.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Resolved by the shareholder of SPIL (Cayman) Holding Limited, and refer to the price reasonableness opinion by CPA.

11.	Net worth per share of the Company's underlying securities acquired or disposed of: N/A

12.	Cumulative no.of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment:

Volume: N/A

Amount: US$ 0 ;

Shareholding percentage: 0%;

Restriction: No

13.	Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Ratio of the total assets: 6.68%

Ratio of shareholder's equity: 9.81%

The operational capital as shown in the most recent financial statement:

NT$ -36,519,610 thousand

14.	Broker and broker's fee: None

15.	Concrete purpose or use of the acquisition or disposal: Optimizing asset capacity and utilization in response to market changes.

16.	Any dissenting opinions of directors to the present transaction: None

17.	Whether the counterparty of the current transaction is a related party: No

18.	Date of the board of directors resolution: N/A

19.	Date of ratification by supervisors or approval by the Audit Committee: N/A

20.	Whether the CPA issued an unreasonable opinion regarding the current transaction: None

21.	Name of the CPA firm: JYH HER CPAs

22.	Name of the CPA: Chen, Wei-Yue

23.	Practice certificate number of the CPA: TPFTIII064070

24.	Whether the transaction involved in change of business model: No

25.	Details on change of business model: N/A

26.	Details on transactions with the counterparty for the past year and the expected coming year: N/A

27.	Source of funds: N/A

28.	Any other matters that need to be specified: None